UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                (Amendment No.6)*

                                    HUYA Inc.
             -----------------------------------------------------
                                (Name of Issuer)

             Class A Ordinary Shares / American Depositary Shares
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   44852D108
             -----------------------------------------------------
                                 (CUSIP Number)

                               August 31, 2021
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No.44852D108                     13G                    Page 2 of 12 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley
       I.R.S. # 36-3145972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             22,572,227
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       22,572,227
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       22,572,227
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       26.6%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       HC, CO
--------------------------------------------------------------------------------
** The Issuer has both Class A and Class B ordinary shares outstanding; holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share. The Class A shares owned by the reporting persons represent 1.4% of the total voting power of the Issuer's outstanding ordinary shares, based upon 84,742,413 shares of Class A ordinary shares and 152,357,321 shares of Class B ordinary shares outstanding as of June 30, 2021, as reported by the Issuer.

CUSIP No.44852D108                     13G                    Page 3 of 12 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley Investment Management Company
       I.R.S. #
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Singapore.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             22,571,721
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       22,571,721
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       22,571,721
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       26.6%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       FI
--------------------------------------------------------------------------------
** The Issuer has both Class A and Class B ordinary shares outstanding; holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share. The Class A shares owned by the reporting persons represent 1.4% of the total voting power of the Issuer's outstanding ordinary shares, based upon 84,742,413 shares of Class A ordinary shares and 152,357,321 shares of Class B ordinary shares outstanding as of June 30, 2021, as reported by the Issuer.

CUSIP No.44852D108                     13G                    Page 4 of 12 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley Investment Funds - Asia Opportunity Fund
       I.R.S. #
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Luxembourg.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             14,594,623
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       14,594,623
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       14,594,623
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       17.2%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       OO
--------------------------------------------------------------------------------
** The Issuer has both Class A and Class B ordinary shares outstanding; holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share. The Class A shares owned by the reporting persons represent 0.9% of the total voting power of the Issuer's outstanding ordinary shares, based upon 84,742,413 shares of Class A ordinary shares and 152,357,321 shares of Class B ordinary shares outstanding as of June 30, 2021, as reported by the Issuer.

CUSIP No.44852D108                     13G                    Page 5 of 12 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       MORGAN STANLEY INSTITUTIONAL FUND INC. - International Opportunity Portfolio
       I.R.S. # 27-1288805
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Maryland.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             4,235,967
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       4,235,967
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       4,235,967
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       4.99%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       IV
--------------------------------------------------------------------------------
** The Issuer has both Class A and Class B ordinary shares outstanding; holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share. The Class A shares owned by the reporting persons represent 0.3% of the total voting power of the Issuer's outstanding ordinary shares, based upon 84,742,413 shares of Class A ordinary shares and 152,357,321 shares of Class B ordinary shares outstanding as of June 30, 2021, as reported by the Issuer.

CUSIP No.44852D108                     13G                    Page 6 of 12 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley Investment Management Inc.
       I.R.S. # 13-3040307
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             506
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       506
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       506
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       0.0%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       IA, CO
--------------------------------------------------------------------------------
** The Issuer has both Class A and Class B ordinary shares outstanding; holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share. The Class A shares owned by the reporting persons represent 0.0% of the total voting power of the Issuer's outstanding ordinary shares, based upon 84,742,413 shares of Class A ordinary shares and 152,357,321 shares of Class B ordinary shares outstanding as of June 30, 2021, as reported by the Issuer.

CUSIP No.44852D108                     13G                    Page 7 of 12 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       Morgan Stanley Asia Limited
       I.R.S. #
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY:

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

       Hong Kong.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER:
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER:
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER:
      WITH:            0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER:
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       0
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
       0.0%**
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON:
       FI
--------------------------------------------------------------------------------
** The Issuer has both Class A and Class B ordinary shares outstanding; holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share. The Class A shares owned by the reporting persons represent 0.0% of the total voting power of the Issuer's outstanding ordinary shares, based upon 84,742,413 shares of Class A ordinary shares and 152,357,321 shares of Class B ordinary shares outstanding as of June 30, 2021, as reported by the Issuer.

CUSIP No.44852D108                     13G                    Page 8 of 12 Pages
--------------------------------------------------------------------------------

Item 1.     (a)   Name of Issuer:

                  HUYA Inc.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                  BUILDING A3, E-PARK,280 HANXI ROAD
                  PANYU DISTRICT
                  GUANGZHOU F4 511446
                  PEOPLE'S REPUBLIC OF CHINA
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:

                  (1) Morgan Stanley
                  (2) Morgan Stanley Investment Management Company
                  (3) Morgan Stanley Investment Funds - Asia Opportunity Fund
                  (4) MORGAN STANLEY INSTITUTIONAL FUND INC. - International
                      Opportunity Portfolio
                  (5) Morgan Stanley Investment Management Inc.
                  (6) Morgan Stanley Asia Limited
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  (1) 1585 Broadway New York, NY 10036
                  (2) #16-01 Capital Square 23 Church Street, Singapore
                  (3) European Bank and Business Centre, 6B route de Treves,
                      L-2633 Senningerberg, Grand Duchy of Luxembourg
                  (4) 522 5th Avenue 6th Floor New York, NY 10036
                  (5) 522 5th Avenue 6th Floor New York, NY 10036
                  (6) Level 46 International Commerce Centre 1 Austin Road West,
                      Kowloon, Hong Kong
                  --------------------------------------------------------------
            (c)   Citizenship:

                  (1) Delaware.
                  (2) Singapore.
                  (3) Luxembourg.
                  (4) Maryland.
                  (5) Delaware.
                  (6) Hong Kong.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:

                  Class A Ordinary Shares / American Depositary Shares
                  --------------------------------------------------------------
            (e)   CUSIP Number:

                  44852D108
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [x] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [x] An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g) [x] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [x] A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

            (k) [ ] Group, in accordance with sections 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with sections 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable

CUSIP No.44852D108                     13G                    Page 9 of 12 Pages
--------------------------------------------------------------------------------

Item 4.    Ownership as of  August 31, 2021.*

           (a) Amount beneficially owned:
           See the response(s) to Item 9 on the attached cover page(s).

           (b) Percent of Class:
           See the response(s) to Item 11 on the attached cover page(s).

           (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                    See the response(s) to Item 5 on the attached cover page(s).

              (ii)  Shared power to vote or to direct the vote:
                    See the response(s) to Item 6 on the attached cover page(s).

              (iii) Sole power to dispose or to direct the disposition of:
                    See the response(s) to Item 7 on the attached cover page(s).

              (iv)  Shared power to dispose or to direct the disposition of:
                    See the response(s) to Item 8 on the attached cover page(s).

Item 5.    Ownership of Five Percent or Less of a Class.

           (1) As of the date hereof, MORGAN STANLEY INSTITUTIONAL FUND INC. - International Opportunity Portfolio has ceased to be the beneficial owner of more than five percent of the class of securities.
           (2) As of the date hereof, Morgan Stanley Investment Management Inc. has ceased to be the beneficial owner of more than five percent of the class of securities.
           (3) As of the date hereof, Morgan Stanley Asia Limited has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           See Exhibit 99.2

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable

Item 10.   Certification.

           (1) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
           (2) By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to any person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

*  In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

CUSIP No.44852D108                     13G                   Page 10 of 12 Pages
--------------------------------------------------------------------------------

                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       September 10, 2021

Signature:  /s/ Christopher O'Hara
            --------------------------------------------------------------------

Name/Title: Christopher O'Hara/Authorized Signatory, Morgan Stanley
            --------------------------------------------------------------------
            MORGAN STANLEY


Date:       September 10, 2021

Signature:  /s/ Jennifer Theunissen
            --------------------------------------------------------------------

Name/Title: Jennifer Theunissen/Authorized Signatory,
            Morgan Stanley Investment Management Company
            --------------------------------------------------------------------
            Morgan Stanley Investment Management Company


Date:       September 10, 2021

Signature:  /s/ Diane Hosie
            --------------------------------------------------------------------

Name/Title: Diane Hosie/Authorized Signatory,
            Morgan Stanley Investment Funds - Asia Opportunity Fund
            --------------------------------------------------------------------
            Morgan Stanley Investment Funds - Asia Opportunity Fund


Date:       September 10, 2021

Signature:  /s/ Francis Smith
            --------------------------------------------------------------------

Name/Title: Francis Smith/Authorized Signatory,
            MORGAN STANLEY INSTITUTIONAL FUND INC. - International Opportunity Portfolio
            --------------------------------------------------------------------
            MORGAN STANLEY INSTITUTIONAL FUND INC. - International Opportunity Portfolio


Date:       September 10, 2021

Signature:  /s/ Thomas Torrisi
            --------------------------------------------------------------------

Name/Title: Thomas Torrisi/Authorized Signatory,
            Morgan Stanley Investment Management Inc.
            --------------------------------------------------------------------
            Morgan Stanley Investment Management Inc.


Date:       September 10, 2021

Signature:  /s/ Jennifer Theunissen
            --------------------------------------------------------------------

Name/Title: Jennifer Theunissen/Authorized Signatory,
            Morgan Stanley Asia Limited
            --------------------------------------------------------------------
            Morgan Stanley Asia Limited


EXHIBIT NO.                        EXHIBITS                                 PAGE
-----------                        ----------                               ----

   99.1                       Joint Filing Agreement                          11

   99.2                       Item 7 Information                              12

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.44852D108                     13G                   Page 11 of 12 Pages
--------------------------------------------------------------------------------

                       EXHIBIT NO. 99.1 TO SCHEDULE 13G
                            JOINT FILING AGREEMENT
              ---------------------------------------------------


                              September 10, 2021
              ---------------------------------------------------

              MORGAN STANLEY, Morgan Stanley Investment Management Company,

              Morgan Stanley Investment Funds - Asia Opportunity Fund, MORGAN

              STANLEY INSTITUTIONAL FUND INC. - International Opportunity

              Portfolio, Morgan Stanley Investment Management Inc. and Morgan

              Stanley Asia Limited hereby agree that, unless differentiated,

              this Schedule 13G is filed on behalf of each of the parties.


           MORGAN STANLEY

           BY: /s/ Christopher O'Hara
           ---------------------------------------------------------------------
           Christopher O'Hara/Authorized Signatory, Morgan Stanley

           Morgan Stanley Investment Management Company

           BY: /s/ Jennifer Theunissen
           ---------------------------------------------------------------------
           Jennifer Theunissen/Authorized Signatory,
           Morgan Stanley Investment Management Company

           Morgan Stanley Investment Funds - Asia Opportunity Fund

           BY: /s/ Diane Hosie
           ---------------------------------------------------------------------
           Diane Hosie/Authorized Signatory,
           Morgan Stanley Investment Funds - Asia Opportunity Fund

           MORGAN STANLEY INSTITUTIONAL FUND INC. - International Opportunity Portfolio

           BY: /s/ Francis Smith
           ---------------------------------------------------------------------
           Francis Smith/Authorized Signatory,
           MORGAN STANLEY INSTITUTIONAL FUND INC. - International Opportunity Portfolio

           Morgan Stanley Investment Management Inc.

           BY: /s/ Thomas Torrisi
           ---------------------------------------------------------------------
           Thomas Torrisi/Authorized Signatory,
           Morgan Stanley Investment Management Inc.

           Morgan Stanley Asia Limited

           BY: /s/ Jennifer Theunissen
           ---------------------------------------------------------------------
           Jennifer Theunissen/Authorized Signatory,
           Morgan Stanley Asia Limited


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.44852D108                     13G                   Page 12 of 12 Pages
--------------------------------------------------------------------------------

                                 EXHIBIT NO. 99.2
                                ------------------

                                ITEM 7 INFORMATION


             The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by

     Morgan Stanley Investment Management Company, Morgan Stanley Investment

     Management Inc. and Morgan Stanley Asia Limited, wholly-owned subsidiaries of Morgan Stanley, as well as by Morgan Stanley Investment Funds - Asia

     Opportunity Fund and MORGAN STANLEY INSTITUTIONAL FUND INC. - International

     Opportunity Portfolio.